

Mail Stop 7010

September 27, 2006

Mark Western, President and Chief Executive Officer
Tekoil & Gas Corporation
25050 I-45 North, Suite 525
The Woodlands, TX 77380

> **Re:** **Tekoil & Gas Corporation**
> **Registration Statement on Form 10-SB, Amendment 1**
> **Filed September 6, 2006**
> **File No. 0-52100**

Dear Mr. Western:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB/A#1 filed on September 6, 2006

Onshore Rig Construction, page 6

1. Provide us copies of the articles that reference in the first paragraph.

Part II
Legal Proceedings, page 32

2. Your discussion of legal proceedings seems to indicate that if you are not successful in your counterclaims again Mr. Dunne that your shareholders could have their ownership of the company substantially diluted. Please consider whether a risk factor would be appropriate to highlight this risk.

Item 4. Recent Sales of Unregistered Securities, page 34

3. We note that you have changed the amount of securities received by Avis Fliszar,
    but there have been no changes to the date of purchase. Please explain the
    change.

4. Please provide sufficient detail to support your ongoing claim of a safe harbor
    under Rule 506 for the issuance of Series A Preferred Stock. It appears that you
    may be engaged in a continuous offering of securities.

Engineering comments

Onshore Rig Construction, page 6

5. In our prior comment 30, asked that you cite examples of available inactive
    drilling rigs for your rig refurbishment program. We could find no such
    information in your amendment or supplemental response, nor any reference to
    refurbishing of drilling rigs in your Plan of Operation, page 19. Please comply
    with our prior comment. If you have no candidate rigs, please expand your risk
    factors to disclose this.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the
   filing effective, it does not foreclose the Commission from taking any action with
   respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have any questions about comments on engineering matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director